Execution Version

PORTIONS OF THIS COINSURANCE AGREEMENT HAVE BEEN EXCLUDED, WHERE EACH SUCH PORTION IS (A) NOT MATERIAL AND (B) WOULD LIKELY CAUSE COMPETITIVE HARM TO PHL VARIABLE INSURANCE COMPANY AND NASSAU LIFE AND ANNUITY COMPANY IF PUBLICLY DISCLOSED

RETROCESSION AGREEMENT

by and between

PHL VARIABLE INSURANCE COMPANY, AS CEDING COMPANY

and

NASSAU LIFE AND ANNUITY COMPANY AS REINSURER

Effective as of March 31, 2021

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ii

EXHIBIT A	NNY-PHL Reinsurance Agreement

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RETROCESSION AGREEMENT

THIS RETROCESSION AGREEMENT (the “Agreement”), entered into as of May 12, 2021 and effective as of the Effective Date (as defined below), by and between PHL VARIABLE INSURANCE COMPANY, a Connecticut stock insurance company, with its principal administrative office located at One American Row, Hartford, Connecticut 06102 (the “Ceding Company”) and NASSAU LIFE AND ANNUITY COMPANY, a Connecticut stock insurance company, with its principal administrative office located at One American Row, Hartford, Connecticut 06102 (the “Reinsurer”).

W I T N E S S E T H:

WHEREAS, the Ceding Company reinsures certain risks under corporate-owned life insurance policies pursuant to that certain Retrocession Agreement, dated as of June 30, 2015, by and between Nassau Life Insurance Company (f/k/a Phoenix Life Insurance Company) and the Ceding Company, as amended to date and attached hereto as Exhibit A (the “NNY-PHL Retrocession Agreement”); and

WHEREAS, the Ceding Company and the Reinsurer desire to enter into this Agreement pursuant to which, as of the Effective Date, the Ceding Company shall cede, and the Reinsurer shall indemnity reinsure, the Insurance Liabilities (as defined herein below) arising out of, relating to, or in connection with, the Reinsured Policies (as defined herein below), on a 100% quota share modified coinsurance basis, subject to the terms and conditions stated herein.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual promises and covenants set forth herein, and in reliance upon the representations, warranties, conditions and covenants contained herein, and intending to be legally bound hereby, the Ceding Company and the Reinsurer hereby agree as follows:

ARTICLE I DEFINITIONS OF TERMS

Section 1.1.    Definitions. Capitalized terms used herein shall have the following meanings given below.

(a)    “Accounting Period” means each calendar quarter during the term of this Agreement or any fraction thereof ending on the Terminal Accounting Date. The first Accounting Period shall commence on the Effective Date and end on the last day of the calendar quarter in which the Closing Date falls.

(b)    [INFORMATION REDACTED HERE, BECAUSE INFORMATION IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM IF PUBLICLY DISCLOSED].

(c)    “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(d)     “Agreed Court” has the meaning set forth in Section 11.18.

(e)     “Agreement” has the meaning set forth in the Preamble.

(f)    “Applicable Law” means any domestic or foreign federal, state or local statute, law, ordinance, code or common law or any rules, regulations, administrative interpretations, or orders issued by any Governmental Authority pursuant to any of the foregoing, and any order, writ, injunction, directive, administrative interpretation, judgment or decree applicable to a Person or such Person’s business, properties, assets, officers, directors, employees or agents.

(g)    “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in Hartford, Connecticut are authorized or required by Applicable Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Connecticut time.

(h)	[INFORMATION REDACTED HERE, BECAUSE INFORMATION IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM IF PUBLICLY DISCLOSED].

(i)     “Ceding Company” has the meaning set forth in the Preamble.

(j)    “Ceding Company Termination Event” means (i) any failure by the Reinsurer (or any successor by operation of law of the Reinsurer, including any receiver, liquidator, rehabilitator, conservator or similar Person of the Reinsurer) to pay any material amount due to the Ceding Company under this Agreement payable by the Reinsurer and not subject to good faith dispute between the Ceding Company and the Reinsurer if such failure has not been cured within thirty (30) calendar days after the Reinsurer’s receipt of written notice thereof from the Ceding Company or (ii) [INFORMATION REDACTED HERE, BECAUSE INFORMATION IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM IF PUBLICLY DISCLOSED].

(k)    “Closing Date” means May 12, 2021.

(l)    “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated pursuant thereto.

(m)    “Collateral” has the meaning set forth in Section 3.4(a).

(n)    “Disclosing Party” has the meaning set forth in Section 11.2.

(o)    “Effective Date” means 11:59 p.m. (Connecticut time) on March 31, 2021.

(p)    “Expense Allowance” has the meaning set forth in Section 5.4(b).“Extra Contractual Liabilities” means all liabilities or obligations, other than those arising under the express terms and conditions of the Reinsured Policies, whether to ceding insurers, policyholders, Governmental Authorities or any other Person, which liabilities and obligations shall include any liability for punitive, exemplary, special or any other form of extra-contractual damages which arises from any act, error or omission, whether or not intentional, in bad faith or otherwise, including any act, error or omission relating to (i) the marketing, underwriting, production, issuance, cancellation or administration of the Reinsured Policies; (ii) the investigation, defense, trial, settlement or handling of claims or payments arising out of or relating to the Reinsured Policies; or (iii) the failure to pay or the delay in payment of claims or any other amounts due or alleged to be due under or in connection with the Reinsured Policies.

(q)    “Governmental Authority” means: (i) any federal, state, local, foreign or international government or governmental, legislative, judicial, regulatory or administrative authority, agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self- regulatory organization; and (iii) any political subdivision of any of the foregoing.

(r)    “Initial Modco Assets” means the assets of the Ceding Company in an amount equal to the Modco Assets as of the Closing Date.

(s)    “Insurance Liabilities” means all liabilities assumed by the Ceding Company under the NNY-PHL Reinsurance Agreement in respect of the Reinsured Policies which are incurred after the Effective Date; provided that “Insurance Liabilities” shall exclude Extra Contractual Liabilities.

(t)    “Modco Assets” means, as of any date of determination, the Modco Assets as defined in the NNY-PHL Reinsurance Agreement as of such date of determination.

(u)    “Modco Reserve Adjustment” has the meaning set forth in the NNY-PHL Reinsurance Agreement.

(v)    “Natural Termination Date” has the meaning set forth in Section 2.3(b).

(w)    “NNY-PHL Retrocession Agreement” has the meaning set forth in the Recitals.

(x)    “Party” means either the Ceding Company or the Reinsurer, as applicable, and “Parties” means both the Ceding Company and the Reinsurer.

(y)    “Permit” means governmental qualifications, registrations, filings, privileges, franchises, licenses, permits, approvals, authorizations or waivers issued or granted by Governmental Authorities.

(aa)    “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(bb)    “Policyholder” means any Person who or which is the owner of a Reinsured Policy or has the right to terminate or lapse a Reinsured Policy, effect changes of beneficiary or coverage limits, add or terminate Persons covered under a Reinsured Policy or direct any other policy changes in a Reinsured Policy.

(cc)    “Premiums” means all consideration payable to the Ceding Company under the NNY-PHL Reinsurance Agreement in respect of the Reinsured Policies, in each case, received by the Ceding Company after the Effective Date.

(dd)    “Receiving Party” has the meaning set forth in Section 11.2.

(ee)    “Recapture Termination Date” has the meaning set forth in Section 9.1.

(ff)    “Reinsured Policies” means all Covered Policies as defined in the NNY- PHL Reinsurance Agreement.

(gg)    “Reinsurer” has the meaning set forth in the Preamble.

(hh)    “Reinsurer’s Quota Share” means 100%.

(ii)    “Reinsurer Termination Event” means any failure by the Ceding Company (or any successor by operation of law of the Ceding Company, including any receiver, liquidator, rehabilitator, conservator or similar Person of the Ceding Company) to pay any material amount due to the Reinsurer under this Agreement payable by the Ceding Company and not subject to good faith dispute between the Ceding Company and the Reinsurer if such failure has not been cured within thirty (30) calendar days after the Ceding Company’s receipt of written notice thereof from the Reinsurer.

(jj)    “SAP” means the statutory accounting practices and procedures required or permitted by the insurance regulatory authority of the State of Connecticut, consistently applied, as in effect from time to time.

(kk)    “Settlement Amount” has the meaning set forth in Section 5.2(b).

(ll)    “Statutory Reserves and Liabilities” means, as of any date of determination, the Reserves as defined in and determined pursuant to the NNY-PHL Reinsurance Agreement as of such date of determination.

(mm)    “Terminal Accounting Date” means:

(i)    where termination was as of a Natural Termination Date, the Terminal Accounting Date for the Terminal Accounting Period shall be the Natural Termination Date; or

(ii)    where termination was as of a Recapture Termination Date, the Terminal Accounting Date for the Terminal Accounting Period shall be the Recapture Termination Date.

(nn)    “Terminal Accounting Period” means the Accounting Period during which the Terminal Accounting Date occurs, which shall end on the Terminal Accounting Date.

(oo)    “Terminal Reserve Amount” has the meaning set forth in Section 9.3(a)(ii).

(pp)    “Terminal Settlement” has the meaning set forth in Section 9.3(a).

(qq)    “Terminal Settlement Statement” has the meaning set forth in Section 9.3(a).

(rr)    “Transferred Reserve Amount” has the meaning set forth in Section 3.1. (ss) “UCC” has the meaning set forth in Section 3.4(b)(i).

(tt)    “Umpire” has the meaning set forth in Section 7.2.

Section 1.2.    Construction. For the purposes of this Agreement, (i) words (including capitalized terms defined herein) in the singular shall be held to include the plural and vice versa and words (including capitalized terms defined herein) of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules) and not to any particular provision of this Agreement, and Article, Section, paragraph and Schedule references are to the Articles, Sections, paragraphs and Schedules to this Agreement, unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”; (iv) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; and (v) all references herein to “$” or “Dollars” shall refer to United States dollars, unless otherwise specified.

Section 1.3.    Headings. The Article and Section headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

ARTICLE II

BASIS OF MODIFIED COINSURANCE

Section 2.1.    Reinsurance of Insurance Liabilities.

(a)    Subject to the terms and conditions of this Agreement, effective as of the Effective Date, the Ceding Company hereby cedes, and the Reinsurer hereby accepts from and agrees to indemnity reinsure the Ceding Company for, on a modified coinsurance basis, the Reinsurer’s Quota Share of the Insurance Liabilities.

(b)    The amount of reinsurance ceded by the Ceding Company to the Reinsurer, and the amount of reinsurance provided to the Ceding Company by the Reinsurer, hereunder shall be maintained in force without any reduction so long as the NNY-PHL Reinsurance Agreement remains in full force without any reduction subject to Section 2.3. If there is any reduction of the amount of risk assumed by the Ceding Company under the NNY-PHL Reinsurance Agreement, the Reinsurer’s liability with respect thereto shall be equally reduced.

Section 2.2.    Follow the Fortunes. The liability of the Reinsurer for the coinsurance provided by the Reinsurer to the Ceding Company under Section 2.1 shall attach simultaneously and obligatorily with that of the Ceding Company, and all reinsurance with respect to which the Reinsurer shall be liable to the Ceding Company under this Agreement shall be subject in all respects to the same risks, terms, rates, conditions, interpretations, assessments, waivers, modifications, alterations and cancellations, as in the Insurance Liabilities to which liability under this Agreement attaches. The true intent of this Agreement is that the Reinsurer shall, subject to the terms, conditions and limits of this Agreement, follow the fortunes of the Ceding Company with respect to the NNY-PHL Reinsurance Agreement, and the Reinsurer shall be bound, without limitation, by all payments and settlements with respect to which the Ceding Company is bound pursuant to the NNY-PHL Reinsurance Agreement.

Section 2.3.    Commencement and Duration of Coinsurance.

(a)    Commencement of Coinsurance. The coinsurance provided by the Reinsurer to the Ceding Company under this Agreement in respect of each Reinsured Policy shall commence as of the Effective Date.

(b)    Duration of Coinsurance. Except as otherwise provided herein, the coinsurance provided by the Reinsurer to the Ceding Company under this Agreement in respect of each Reinsured Policy shall remain continuously in force until terminated as of the earlier of (a) the date on which all liabilities, obligations and risks of the Ceding Company under the NNY-PHL Reinsurance Agreement have been fully and finally extinguished and terminated or (b) the date on which this Agreement is terminated in accordance with Section 9.1 or Section 9.2, in each case subject to the settlement of all amounts due to the Ceding Company under this Agreement with respect to such termination. In the event the Reinsurer’s liability shall have terminated pursuant to clause (a) of the preceding sentence due to the termination of the Ceding Company’s liability under the NNY-PHL Reinsurance Agreement, then the date on which such liability terminates shall be the “Natural Termination Date.” In the event of any recapture or termination, there shall be a terminal accounting as provided in Section 9.3.

Section 2.4.    Parties to Coinsurance. Article II of this Agreement provides for indemnity reinsurance on a modified coinsurance basis solely between the Ceding Company and the Reinsurer. The acceptance of reinsurance under this Article II shall not create any right or legal relation between the Reinsurer and Nassau Life Insurance Company, any Policyholder, insured, claimant or beneficiary under a Reinsured Policy, and the Ceding Company shall be and remain solely liable to Nassau Life Insurance Company under the NNY-PHL Reinsurance Agreement.

Section 2.5.    No Guarantee of Profit. The Reinsurer acknowledges and agrees with the Ceding Company that there is no guarantee by the Ceding Company to the Reinsurer of the amounts of any profits to be earned by the Reinsurer as a result of the reinsurance provided by the Reinsurer to the Ceding Company under this Agreement.

ARTICLE III

CLOSING AND REINSURANCE CONSIDERATION

Section 3.1.    Transferred Reserve Amount for Reinsured Policies. On the Closing Date, the Ceding Company agrees to sell, assign and transfer to the Reinsurer, as an initial reinsurance premium, the Initial Modco Assets as of the Closing Date (such amount, the “Transferred Reserve Amount”). Concurrently, the Reinsurer shall pay the Initial Modco Assets to the Ceding Company, as an initial reserve adjustment, in an amount equal to the Transferred Reserve Amount on the Closing Date. These payments shall be netted against one another and shall be due and payable as of the Closing Date.

Section 3.2.    Reinsurance Premiums and Insurance Liabilities.

(a)    As consideration for the reinsurance provided herein, the Ceding Company hereby sells, assigns, transfers and delivers to the Reinsurer the right to receive the Reinsurer’s Quota Share of all Premiums. Premiums shall be accounted for in the quarterly settlements that occur under Section 5.2 of this Agreement.

(b)    The Reinsurer shall pay the Ceding Company the Reinsurer’s Quota Share of the Insurance Liabilities paid by the Ceding Company under the NNY-PHL Reinsurance Agreement. Such amount shall be accounted for in the quarterly settlements that occur under Section 5.2 of this Agreement.

Section 3.3.    [INFORMATION REDACTED HERE, BECAUSE INFORMATION IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM IF PUBLICLY DISCLOSED].

Section 3.4.    Security Interest.

(a)    The Parties intend the Ceding Company’s assignment pursuant to Section 3.2 to be a present assignment of all of the Ceding Company’s rights, title and interest in and to the Reinsurer’s Quota Share of the Premiums and not an assignment as collateral. However, to the extent that such assignment is not recognized as a present assignment, is not valid or is recharacterized as a pledge rather than a lawful conveyance to the Reinsurer, the Ceding Company does hereby grant, bargain, sell, convey, assign and otherwise pledge to the Reinsurer all of the Ceding Company’s right, title and interest (legal, equitable or otherwise) to the Reinsurer’s Quota Share of the Premiums (the “Collateral”) to secure all of the Ceding Company’s obligations under this Agreement.

(b)    Upon the failure of the Ceding Company to fully perform any of its material obligations under this Agreement, which failure remains uncured ten (10) days after written notice thereof from the Reinsurer is received by the Ceding Company, the Reinsurer shall have, in addition to all other rights under this Agreement or under Applicable Law, the following rights:

(i)    the right to exercise all rights and remedies granted a secured party under the Uniform Commercial Code, as said code has been enacted in the State of Connecticut or any other applicable jurisdiction (the “UCC”), as though all the Collateral constituted property subject to a security interest under Article 9 thereof;

(ii)    the right to offset the Collateral against any amounts owed by the Reinsurer to the Ceding Company under this Agreement;

(iii)    the right to intercept and retain monies and property in any lockbox or account set up for the receipt of the Reinsurer’s Quota Share of the Premiums or otherwise;

(iv)    without giving rise to any right to double recovery under this Section 3.4, the right to reasonable attorneys’ fees incurred by the Reinsurer in connection with the enforcement of this Agreement by the Reinsurer against the Ceding Company or in connection with disposition of the Collateral pursuant to and in accordance with the UCC; and

(v)    the right to dispose of the Collateral pursuant to and in accordance with the UCC.

(c)    This Section 3.4 is being included in this Agreement to ensure that, if an insolvency or other court determines that, notwithstanding the provisions of this Agreement, including Section 3.2, and the express intent of the Parties in entering into this Agreement, the Ceding Company were to retain ownership of or any rights in the Collateral, the Reinsurer’s rights to the Collateral are protected with a first priority, perfected security interest, and it is the intent of the Parties that this Section 3.4 be interpreted as such.

(d)    Nothing contained herein shall be construed to support the conclusion that the Ceding Company will retain any ownership of or any rights in the Collateral after the Closing Date or to support the conclusion that the Reinsurer does not acquire full ownership thereof as of the Closing Date.

(e)    The Ceding Company shall execute and deliver and the Reinsurer is authorized to execute and deliver any and all financing statements reasonably requested by the Reinsurer to the extent that it may appear appropriate to the Reinsurer to file such financing statements in order to perfect the Reinsurer’s title under Article 9 of the UCC to any and all Collateral and the Ceding Company shall do such further acts and things as the Reinsurer may request in order that the security interest granted hereunder may be maintained as a first perfected security interest.

ARTICLE IV

MODCO ASSETS

Section 4.1.    Modco Asset Adjustment. The Parties acknowledge that (a) on the Effective Date, the value of the Modco Assets shall equal the Statutory Reserves and Liabilities as of such date and (b) promptly following the settlement for an Accounting Period pursuant to the NNY-PHL Reinsurance Agreement, Modco Assets shall be adjusted pursuant to the NNY-PHL Reinsurance Agreement so that, following such adjustment, the value of Modco Assets equals the Statutory Reserves and Liabilities determined as of the end of such Accounting Period.

ARTICLE V

REINSURANCE SETTLEMENT AND ADMINISTRATION

Section 5.1.    Modco Basis.

(a)    The indemnity reinsurance for the Reinsurer’s Quota Share of the Insurance Liabilities provided under this Agreement is on a modified coinsurance basis. The Parties intend to transfer from the Ceding Company to the Reinsurer the Reinsurer’s Quota Share of the underlying risks assumed on the Insurance Liabilities, as well as the investment risk on the related Modco Assets, without obligating the Ceding Company to transfer assets backing reserves or their cash equivalents to the Reinsurer.

(b)    The Parties agree that the absence of a transfer of the Modco Assets to the Reinsurer is not intended in any way to diminish or dilute the investment risk transferred to the Reinsurer through the calculation of the Modco Investment Credit (as defined in the NNY-PHL Reinsurance Agreement and included as part of the Modco Reserve Adjustment).

Section 5.2.    Quarterly Settlements and Remittances.

(a)    The Parties acknowledge that, as of the end of each Accounting Period, Nassau Life Insurance Company will calculate the Modco Reserve Adjustment pursuant to the NNY-PHL Reinsurance Agreement. For the avoidance of doubt, the Modco Reserve Adjustment could be either positive or negative. For any Accounting Period in which the Modco Reserve Adjustment is positive, the Reinsurer will pay the Ceding Company such amount. For any Accounting Period in which the Modco Reserve Adjustment is negative, the Ceding Company will pay the Reinsurer the absolute value of such amount. Such amounts shall be settled in accordance with Section 5.2(c).

(b)    The Ceding Company shall provide the Reinsurer with a quarterly settlement report within two (2) Business Days after it receives such report pursuant to the NNY-PHL Reinsurance Agreement, which will include the Reinsurer’s Quota Share of Insurance Liabilities, Premiums, Expense Allowance and the Modco Reserve Adjustment, as well as the resulting net amount owing to either the Reinsurer or the Ceding Company derived by the Reinsurer’s Quota Share of: (i) Insurance Liabilities, minus (ii) Premiums, plus (iii) Expense Allowance, minus (iv) the Modco Reserve Adjustment if such amount is an amount owing to the Reinsurer or (v) plus the Modco Reserve Adjustment if such amount is an amount owing to the Ceding Company (such net amount, the “Settlement Amount”). For the avoidance of doubt, for each Accounting Period the Settlement Amount shall be equal to the Reinsurer’s Quota Share of the net amount owing pursuant to Article VII of the NNY-PHL Reinsurance Agreement.

(c)    In the event that such quarterly settlement report:

(i)    reflects a negative Settlement Amount, such amount shall be owing to the Reinsurer, and, with delivery of the quarterly settlement report, the Ceding Company shall pay to the Reinsurer the absolute value of such net amount, by wire transfer of cash in immediately available funds to the account(s) designated therefor in writing by the Reinsurer; or

(ii)    reflects a positive Settlement Amount, such amount shall be owing to the Ceding Company, and, no later than the thirtieth (30th) day following the Reinsurer’s receipt of such quarterly settlement report, the Reinsurer shall pay to the Ceding Company such net amount, by wire transfer of cash in immediately available funds to the account(s) designated therefor in writing by the Ceding Company; or

in each case, except to the extent that the Reinsurer notifies the Ceding Company in writing prior to the expiration of such thirty day period of its good faith belief that the report is inaccurate, in which case the Parties shall cooperate with each other to resolve the disagreement. In the event of any such dispute, the Reinsurer or the Ceding Company, as applicable, shall pay such amount in full to the other Party no later than the fifth (5th) Business Day following settlement of such dispute. Any delinquent amounts payable under this Section 5.2(c) shall accrue interest from the date such payment was originally due until the date such payment is made, such interest to accrue at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York as such bank’s Prime Lending Rate as determined on the date such payment was originally due.

(d)    Any payments due between the Parties pursuant to this Section 5.2 may be offset against one another such that only a single payment is made for the applicable Accounting Period.

Section 5.3.    Access to and Audits of Records. Each Party shall have the right to access and audit on an annual basis, at its sole expense, at the office of the other Party during regular business hours and upon reasonable prior written notice by such Party to the other Party, all records and procedures relating to this Agreement and the Reinsured Policies.

Section 5.4.    Administration; Expense Allowance.

(a)    The Reinsurer acknowledges that Nassau Life Insurance Company is obligated to administer the Reinsured Policies pursuant to the Indemnity Reinsurance Agreement by and between Sun Life and Health Insurance Company (U.S.) (f/k/a Phoenix American Life Insurance Company) and Nassau Life Insurance Company (f/k/a Phoenix Home Life Mutual Insurance Company, effective as of 12:01 a.m. on April 1, 2000.

(b)    The Reinsurer shall pay to the Ceding Company an “Expense Allowance” in an amount equal to the Reinsurer’s Quota Share of the expense allowance paid by the Ceding Company under Section 5.4 of the NNY-PHL Reinsurance Agreement.

Section 5.5.    Additional Reporting.

(a)    The Ceding Company shall provide (or request that Nassau Life Insurance Company provide, as applicable) any reports and information as the Reinsurer may reasonably request from time to time and to the extent that there are any material costs and expenses incurred by the Ceding Company in connection with the preparation of such other reports and information, such costs and expenses will be reimbursed by the Reinsurer on a time and expense basis.

(b)    The Reinsurer shall deliver to the Ceding Company the annual and quarterly financial statements of the Reinsurer within 30 days after such financial statements are filed with the Connecticut Insurance Department. In addition, the Reinsurer shall provide any such other reports and information as the Ceding Company may reasonably request from time to time and to the extent that there are any material costs and expenses incurred by the Reinsurer in connection with the preparation of such other reports and information, such costs and expenses will be reimbursed by the Ceding Company on a time and expense basis.

ARTICLE VI

COVENANTS OF CEDING COMPANY

Section 6.1.    Compliance with NNY-PHL Reinsurance Agreement. The Ceding Company shall comply with all of the terms and conditions of, and its obligations under, and enforce its rights under, the NNY-PHL Reinsurance Agreement. The Ceding Company shall consult with, and obtain the prior written consent of the Reinsurer, such consent not to be unreasonably withheld, conditioned or delayed, before taking or consenting to any optional action, making any election, or exercising any discretion under the NNY-PHL Reinsurance Agreement; provided that the Ceding Company may take any actions (a) that are ministerial or routine in nature or (b) that are expressly required or permitted under the NNY-PHL Reinsurance Agreement, so long as, in the case of (a), such actions would not reasonably be expected to adversely affect the Reinsurer.

Section 6.2.    Amendments and Waivers to the NNY-PHL Reinsurance Agreement. The Ceding Company shall not amend, restate, modify, supplement, assign, terminate, hypothecate, subordinate, discharge or otherwise alter or waive, or consent to amendment, restatement, modification, supplement, assignment, termination, hypothecation, subordination, dischargement or other alteration or waiver of any obligations of third parties under, or enter into any agreement inconsistent with, the NNY-PHL Reinsurance Agreement without the prior written consent of the Reinsurer (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that such consent is not required if such action is ministerial in nature or would not reasonably be expected to adversely affect the Reinsurer. Where each of Section 6.1 and Section 6.2 would apply to a given event, the provisions of Section 6.2 shall govern such event.

Section 6.3.    Enforcement of Rights under the NNY-PHL Reinsurance Agreement; Power of Attorney; Acknowledgement. The Ceding Company hereby agrees that the Reinsurer shall have the right to enforce, in the name of the Ceding Company, any right of the Ceding Company under the NNY-PHL Reinsurance Agreement and under Applicable Law with respect to the NNY-PHL Reinsurance Agreement and to take any actions in the name of the Ceding Company that the Ceding Company has covenanted to take or has the right to take where the Ceding Company has failed to enforce such rights for ten (10) days after it has been given instruction to do so by the Reinsurer. The Ceding Company hereby irrevocably appoints the Reinsurer as the Ceding Company’s attorney-in-fact and proxy, with full authority in the place and stead of the Ceding Company and in the name of the Ceding Company or otherwise, in connection with any arbitration or litigation proceeding referred to above in this Section 6.3, and to take any action and to execute any instrument that the Reinsurer may deem reasonably necessary or advisable to enforce the Ceding Company’s rights under the NNY-PHL Reinsurance Agreement. This power is coupled with an interest and is irrevocable until this Agreement has terminated and any amounts payable to the Reinsurer have been paid to the Reinsurer.

ARTICLE VII

ARBITRATION

Section 7.1.    Agreement to Arbitrate; Request for Arbitration. As a condition precedent to any right of action arising hereunder, any dispute arising out of or relating to the interpretation, performance or breach of this Agreement, as well as the formation and/or validity thereof, whether arising before or after termination of this Agreement, shall be referred to and resolved by a panel of three arbitrators. Either Party may request arbitration in writing, such request to be using the notice provisions set forth in Section 11.1.

Section 7.2.    Selection of the Arbitration Panel. One arbitrator shall be chosen by each Party and the two arbitrators shall, before instituting the hearing, choose an impartial third arbitrator (the “Umpire”) who shall preside at the hearing. All arbitrators shall be disinterested active or former officers of life insurance or life reinsurance companies. If either Party fails to appoint its arbitrator, or fails to notify the other Party of the name of the arbitrator so appointed, within thirty (30) days after being requested to do so by the other Party, the latter, after ten (10) days’ written notice of its intention to do so, may appoint the second arbitrator. If the two (2) arbitrators are unable to agree upon the appointment of the Umpire within thirty (30) days of their appointment, each Party shall, each through its appointed arbitrator, nominate five (5) Umpire candidates, of whom the other Party, through its appointed arbitrator, shall strike four (4) candidates, and the decision between the two (2) remaining candidates determined by a random selection methodology agreed between the two (2) appointed arbitrators.

Section 7.3.    Confidentiality. All arbitration proceedings initiated hereunder shall be confidential as against third parties. In any court proceedings initiated pursuant or ancillary to such arbitration, the Parties shall attempt to file arbitration papers “under seal” or under a similar designation to preserve and ensure the confidential nature of the proceeding.

Section 7.4.    Scheduling. Within thirty (30) days after notice of appointment of all arbitrators, the panel shall meet and determine timely periods for briefs, discovery procedures and schedules for a hearing.

Section 7.5.    Conduct of the Arbitration and the Award. The panel shall be relieved of all judicial formality and shall not be bound by rules of procedure and evidence. The arbitration shall take place in New York, New York unless otherwise agreed between the Parties. The decision of any two (2) arbitrators when rendered in writing shall be final and binding. The panel is empowered to grant interim relief as it may deem appropriate. Judgment upon the award may be entered in any court having jurisdiction thereof.

Section 7.6.    Costs. Each Party shall bear the costs of the arbitrator it selected and will bear, jointly and equally with the other Party, the costs of the Umpire. The panel will allocate the remaining costs of the arbitration. The panel may, at its discretion, award such further costs, interest and expenses as it considers appropriate, including without limitation, legal fees, provided, however, that the panel shall not award punitive, exemplary or consequential damages.

ARTICLE VIII

INSOLVENCY

Section 8.1.    Payment of Benefits under an Insolvency. In the event of the insolvency of the Ceding Company, all reinsurance made, ceded, renewed or otherwise becoming effective under this Agreement shall be payable by the Reinsurer directly to the Ceding Company or to its statutory liquidator, receiver or statutory successor on the basis of the liability of the Ceding Company under the NNY-PHL Reinsurance Agreement without diminution because of the insolvency of the Ceding Company, except where (a) the NNY-PHL Reinsurance Agreement specifically provides another payee of such reinsurance in the event of such insolvency or (b) the Reinsurer, with the consent of Nassau Life Insurance Company, has assumed such policy obligations of the Ceding Company as direct obligations of the Reinsurer to Nassau Life Insurance Company under the NNY-PHL Reinsurance Agreement and in substitution for the obligations of the Ceding Company to Nassau Life Insurance Company.

Section 8.2.    Cut-Through.

(a)    In the event the Ceding Company does not pay amounts otherwise payable under the NNY-PHL Reinsurance Agreement as a result of a court of competent jurisdiction or the state insurance regulatory authority in the Ceding Company’s domiciliary state issuing an order finding the Ceding Company to be insolvent or entering an order to the Ceding Company which legally prohibits the Ceding Company from paying amounts otherwise payable under the NNY-PHL Reinsurance Agreement because of the Ceding Company’s financial condition, then the Reinsurer may elect to pay on behalf of the Ceding Company the Reinsurer’s Quota Share of any amount payable by the Ceding Company under the NNY-PHL Reinsurance Agreement that has not been previously paid by the Ceding Company, subject always to the other terms, conditions, exclusions and limitations of the NNY-PHL Reinsurance Agreement. If the Reinsurer elects to make such payment in accordance with the preceding sentence, the Reinsurer shall make such payment directly to Nassau Life Insurance Company. The Reinsurer shall be deemed to have all the rights of the Ceding Company and be subrogated to all the rights of the Ceding Company to the extent of such payment. Any such payment by the Reinsurer shall discharge the Ceding Company from its related payment obligation under the NNY-PHL Reinsurance Agreement to the extent of such payment and shall be treated as a payment by the Ceding Company for all purposes.

(b)    Any payment by the Reinsurer pursuant to this Section 8.2 shall be, to the extent of the payment, in substitution, satisfaction and discharge of the Reinsurer’s obligations to the Ceding Company, or to its receiver, liquidator, rehabilitator, conservator or similar Person or statutory successor, under this Agreement. Neither this Section 8.2, nor any other provision of this Agreement nor the NNY-PHL Reinsurance Agreement, shall be construed in a manner which would subject the Ceding Company or the Reinsurer to liability for duplicative payment of Insurance Liabilities reinsured under this Agreement.

Section 8.3. Required Notice of and Defense against Claims. In the event of the insolvency of the Ceding Company while reinsurance as to the NNY-PHL Reinsurance Agreement is in effect under this Agreement, the conservator, liquidator, receiver or statutory successor of the Ceding Company shall give the Reinsurer written notice of the pendency of a claim against the Ceding Company on a Reinsured Policy within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of any such claim, the Reinsurer may, at its own expense, investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which the Reinsurer may deem available to the Ceding Company or its conservator, liquidator, receiver or statutory successor. The expense thus incurred by the Reinsurer shall be payable, subject to court approval, out of the estate of the Ceding Company as a part of the expense of conservation or liquidation to the extent of a proportionate share of the benefit which may accrue to the Ceding Company in conservation or liquidation solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are involved in the same claim and a majority in interest elects to interpose the defense to such claim, the expense shall be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the insolvent Ceding Company.

ARTICLE IX

TERMINATION

Section 9.1.    Termination by the Ceding Company.    Upon the occurrence of a Ceding Company Termination Event, the Ceding Company shall have the right (but not the obligation) to terminate this Agreement by providing written notice of its intent to terminate. Termination of this Agreement shall be effective on the date specified in such notice, provided, that such date shall not be prior to the date on which the Ceding Company Termination Event occurred. Upon termination of this Agreement pursuant to this Section 9.1, the Ceding Company shall be deemed to have recaptured and reassumed all Insurance Liabilities, and there shall be a terminal accounting as provided in Section 9.3. Termination of this Agreement shall be effective on the date specified in the notice of termination (the “Recapture Termination Date”).

Section 9.2.    Termination by the Reinsurer. Upon the occurrence of a Reinsurer Termination Event, the Reinsurer shall have the right (but not the obligation) to terminate this Agreement by providing written notice of its intent to terminate to the Ceding Company. Termination of this Agreement shall be effective on the date specified in such notice, provided, that such date shall not be prior to the date on which the Reinsurer Termination Event occurred. Upon termination of this Agreement pursuant to this Section 9.2, the Ceding Company shall be deemed to have recaptured and reassumed all Insurance Liabilities, and there shall be a terminal accounting as provided in Section 9.3. Termination of this Agreement shall be effective on the Payment Failure Termination Date.

Section 9.3.    Terminal Accounting and Settlement.

(a)    In connection with a termination of this Agreement, the Ceding Company shall prepare and deliver to the Reinsurer a settlement statement within fifteen (15) calendar days of the Terminal Accounting Date (the “Terminal Settlement Statement”) setting forth the terminal settlement for the Terminal Accounting Period (the “Terminal Settlement”). The Terminal Settlement shall be calculated as follows:

(i)    The Ceding Company or the Reinsurer, as applicable, shall pay to the other Party any Settlement Amount owed calculated for the Accounting Period ending on the Terminal Accounting Date in accordance with Section 5.2.

(ii)    Following the net settlement pursuant to clause (i) above, the Reinsurer shall pay to the Ceding Company an amount equal to the Reinsurer’s

Quota Share of the Statutory Reserves and Liabilities as of the Terminal Accounting Date (the “Terminal Reserve Amount”), and concurrently, the Ceding Company shall pay to the Reinsurer an amount equal to the Terminal Reserve Amount.

(b)    All payments pursuant to the Terminal Settlement shall be made within five (5) calendar days of the Reinsurer’s receipt of the Terminal Settlement Statement.

(c)    In the event that, subsequent to the Terminal Accounting Date, an adjustment to the Terminal Settlement is necessary, a supplemental Terminal Settlement Statement will be calculated by the Ceding Company and a report shall be delivered by the Ceding Company to the Reinsurer. Any amount owed to either Party by reason of such supplemental Terminal Settlement shall be paid within five (5) calendar days of the Reinsurer’s receipt of such supplemental Terminal Settlement Statement.

The payment of the Terminal Settlement or supplemental Terminal Settlement, if any, upon a termination shall constitute a complete and final release of such Party in respect of any and all known and unknown present and future obligations or liability of any nature to the other Party under this Agreement.

ARTICLE X

DAC TAX ELECTION

Section 10.1.    DAC Tax Election. The Ceding Company and the Reinsurer each represent and warrant that it is subject to taxation under Subchapter “L” of the Internal Revenue Code of 1986 (as amended). With respect to this Agreement, the Ceding Company and the Reinsurer hereby agree to make the joint election under Treasury Regulations Section 1.848-2(g)(8) pursuant to which : (a) each Party shall attach a schedule to its federal income tax return which identifies this Agreement as a reinsurance agreement for which a joint election under such regulation has been made; (b) the Party with net positive consideration (as defined in the regulations promulgated under Section 848 of the Code for this Agreement for each taxable year agrees to capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Code; (c) each Party agrees to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency; and (d) the election shall be effective for the year that this Agreement was entered into and for all subsequent years that this Agreement remains in effect.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1.    Notices. All notices, requests, claims, demands or other communications hereunder shall be deemed to have been duly given and made if in writing and (a) at the time personally delivered if served by personal delivery upon the Party for whom it is intended, or (b) at the time received if delivered by registered or certified mail (postage prepaid, return receipt requested) or by a national courier service (delivery of which is confirmed); in each case to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

If to the Ceding Company, to:

PHL Variable Insurance Company

One American Row

Hartford, Connecticut 06102

Telephone: (212) 920 5274

E-mail: kcheliotis@nsre.com

Attention: Kostas Cheliotis

If to the Reinsurer, to:

Nassau Life and Annuity Company

One American Row

Hartford, Connecticut 06102

Telephone: (212) 920 5274

E-mail: kcheliotis@nsre.com

Attention:   Kostas Cheliotis

Section 11.2.    Confidentiality.

(a)    Each Party (the “Receiving Party”) will hold in trust for the other (the “Disclosing Party”) and, except as necessary for retrocession purposes, will not disclose or cause to be disclosed to any non-Party to this Agreement any of the Disclosing Party’s confidential information. Confidential information is information which relates to policy owner data, experience information (including but not limited to mortality and/or lapse information), and any other information considered nonpublic personal information as defined under statute or state law, risk selection guidelines, any and all information contained in the Disclosing Party’s current and future underwriting manuals, trade secrets, research, products and business affairs, but does not include:

(i)    Information which is generally known or easily ascertainable by non-parties of ordinary skill.

(ii)    Information acquired from non-parties who have no confidential commitment to either party to this Agreement.

The Receiving Party will take all necessary and appropriate measures to ensure that its employees and agents abide by the terms of this Article.

(b)    Confidential information as defined above may be shared or used by the Receiving Party within its organization and with a third party only if required to administer or perform services under this Agreement. If required by law, the Receiving Party agrees that it will enter into a written agreement with such third parties not to disclose the Disclosing Party’s confidential information, before the Receiving Party shares confidential information with such third parties. The Receiving Party will take all necessary and appropriate measures to ensure that its employees and representatives abide by the terms of this agreement.

(c)    Upon termination of this Agreement, all confidential information must be disposed of in a responsible manner, provided however that the Receiving Party may retain one copy of such confidential information for the limited purpose of resolving any dispute(s) that have arisen or may arise out of this Agreement or its performance of any duty hereunder. The Receiving Party agrees to return all other records and copies of confidential information, in whatever form then existing, to the appropriate officers of the Disclosing Party or to destroy such records in a responsible manner once the need for their retention expires. Upon request the Receiving Party will provide in writing, written certification that destruction of such records has occurred. In the event the Receiving Party is requested or required by Applicable Law to disclose any confidential information, it agrees that it will provide the Disclosing Party with an opportunity to take appropriate action.

Section 11.3. Errors, Omissions, Misunderstandings and Oversights. If any failure to pay amounts due or to perform any other act required of either Party under this Agreement is shown to be unintentional and caused by misunderstanding, oversight or clerical error, then this Agreement shall not be deemed in breach thereby, provided, that such failure is promptly corrected by the Party that caused such failure, which correction restores the other Party to the position it would have occupied (including provision for the time value of money and, if as a result of any such misunderstanding, oversight or clerical error, there is a delay in the transfer of funds to be transferred pursuant hereto, the amount of interest accrued on the amount of funds to be transferred for the period commencing on the date such payments became past due at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York as such bank’s Prime Lending Rate on such date calculated on a daily basis) had the misunderstanding, oversight or clerical error not occurred.

Section 11.4. Anti-Money Laundering. Both Parties have established and maintain policies and procedures to comply with Applicable Law relating to anti-money laundering and anti-terrorism financing activities including, without limitation, the U.S.A. Patriot Act, the lists promulgated or maintained by the United States Department of Treasury naming specially designated nationals or blocked persons, and any other laws, regulations, executive orders or similar actions that impose sanctions or prohibit or restrict transactions or relations with designated persons, entities, organizations or governments.

Section 11.5. Entire Agreement. This Agreement (and the Exhibits and Schedules attached hereto) constitutes the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

Section 11.6. Amendment; Modification and Waiver. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, by the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective, and approved or non-objected to by the Connecticut Insurance Department. No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.7. No Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Reinsurer and the Ceding Company and their respective successors and permitted assigns.

Section 11.8. Assignment. Except as set forth in Section 8.1, neither this Agreement nor any of the rights, interests or obligations under it may be directly or indirectly assigned, delegated, sublicensed or transferred by either Party, in whole or in part, to any other Person (including any bankruptcy trustee) whether voluntarily or involuntarily, without the receipt of the prior written consent of the other Party and receipt of prior approval or non-objection of the Connecticut Insurance Department, and any attempted or purported assignment in violation of this Section 11.8 will be null and void; provided, that the Reinsurer may retrocede to any other reinsurers any portion of the liabilities assumed by the Reinsurer under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and permitted assigns.

Section 11.9. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all direct and indirect costs and expenses (including any legal and other advisory fees) incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such expenses. The provisions of this Section 11.9 shall survive the closing of the transaction contemplated hereby.

Section 11.10. Further Assurances. Each Party agrees to cooperate fully with the other Party and to execute such further instruments, agreements, powers of attorney or other documents and to give such further written assurance as may be reasonably requested by any other Party to evidence, reflect and effectuate the transactions described and contemplated hereby and to carry into effect all the intents and purposes of this Agreement.

Section 11.11. Governing Law. This Agreement and its enforcement will be governed by, and interpreted in accordance with, the laws of the State of Connecticut applicable to agreements made and to be performed entirely within such state without regard to the conflicts of law provisions thereof.

Section 11.12. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to constitute an original, but all of which shall constitute one and the same agreement, and may be delivered by facsimile or other electronic means intended to preserve the original graphic or pictorial appearance of a document.

Section 11.13. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

Section 11.14. Offset. Any debts or credits between the Ceding Company and the Reinsurer under this Agreement only are deemed mutual debts and credits, as the case may be, and the Ceding Company and the Reinsurer shall have, and may exercise at any time and from time to time, the right to net or offset any such debts or credits under this Agreement only and only the balance shall be allowed or paid hereunder. This right of netting and offset shall not be affected or diminished because of insolvency of either Party to this Agreement.

Section 11.15. Survival. Upon termination of this Agreement for any reason whatsoever, the obligations, terms or conditions set forth in Article VII, Section 11.2 and Section 11.9 shall survive such termination.

Section 11.16. United States Currency. Each Party shall remit all payments due to the other Party under this Agreement in United States dollars.

Section 11.17. No Reinsurance Intermediaries. Each Party represents and warrants to the other Party that such Party has not engaged any reinsurance broker or other intermediary to perform any services in connection with this Agreement and that no reinsurance broker or other intermediary is entitled to any commission or other compensation in connection with the transactions contemplated by this Agreement.

Section 11.18. Submission to Jurisdiction. Without prejudice, and subject to, the Parties’ obligation to arbitrate pursuant to Article VII, each Party hereby submits to the exclusive jurisdiction of the United States District Court for the District of Connecticut, Hartford Division (the “Agreed Court”) for any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby (including any proceeding to compel arbitration or enforce an arbitral award). Each Party hereby irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such proceedings brought in such court. Each of the Parties irrevocably and unconditionally waives and agrees not to plead or claim in any such court (a) that it is not personally subject to the jurisdiction of the Agreed Court for any reason other than the failure to serve process in accordance with Applicable Law, (b) that it or its property is exempt or immune from jurisdiction of the Agreed Court or from any legal process commenced in the Agreed Court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by Applicable Law that (i) the suit, action or proceeding in the Agreed Court is brought in an inconvenient forum and (ii) the venue of such suit, action or proceeding is improper.

[SIGNATURES CONTAINED ON FOLLOWING PAGE.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the 10th day of May, 2021.

CEDING COMPANY:

PHL VARIABLE INSURANCE COMPANY

By:
Name: Phillip J. Gass
Title: President and Chief Executive Officer

REINSURER:

NASSAU LIFE AND ANNUITY COMPANY

By:
Name: Phillip J. Gass
Title: President and Chief Executive Officer

[Signature Page to Retrocession Agreement (PHL-NLA)]